Exhibit 99.1

Sinovac to Present at 2007 UBS Global Generic and Specialty Pharmaceuticals Conference
Monday April 30, 8:00 am ET

BEIJING, April 30 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of biopharmaceutical products in China, announced today that it has scheduled to present at the 2007 UBS Global Generic and Specialty Pharmaceuticals Conference on Tuesday, May 8, 2007. Weidong Yin, Chairman, President and CEO, will be presenting.

    Date:    Tuesday, May 8, 2007
    Time:    10:30 AM ET
    Place:   Grand Hyatt in New York City

A Web cast of the Company's presentation will be available by going to the investor relations section of Sinovac's Web site at http://www.sinovac.com . A replay of the presentation will be available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive (hepatitis A), Bilive (combined hepatitis A and B) and Anflu (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com .

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:    +86-10-8289-0088 x871
     Fax:   +86-10-62966910
     Email: info@sinovac.com

     Investors/Media:
     Stephanie Carrington / Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7017 / 7033
     Email: scarrington@theruthgroup.com
               jmccargo@theruthgroup.com